May 31, 2007
Via EDGAR and Overnight Delivery
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Elaine Wolff Michael McTiernan Cicely LaMothe Wilson Lee

Re:	Limelight Networks, Inc. Registration Statement on Form S-1 File No. 333-141516
Ladies and Gentlemen:
     On behalf of Limelight Networks, Inc. (“Limelight” or the “Company”) and in response to the comments of the Staff of the Securities and Exchange Commission set forth in the letter from the Staff dated May 25, 2007 in connection with the above-referenced registration statement (the “Registration Statement”), we file herewith via EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which is marked to show changes from Amendment No. 2 to the Registration Statement (“Amendment No. 2”) as filed with the Commission on May 21, 2007. In addition, we are providing via Express Delivery five paper copies of Amendment No. 3, which are marked to show changes from Amendment No. 2. Please note that Limelight printed preliminary prospectuses on May 21, 2007 and is currently conducting a road show.
     For ease of reference by the Staff in reviewing Limelight’s responses to each of the Staff’s comments, each comment is referred to separately by the number set forth in the letter from the Staff Dated May 25, 2007 and is also repeated prior to the applicable response.
A lawsuit has been filed..., page 8
COMMENT 1: We note your response to comment 3. Please confirm to us that Digital Island was not required to pay damages to Akamai in connection with the lawsuit.
     RESPONSE: Based on a review of publicly available information, the Company supplementally advises the Staff that although a judgment of patent infringement against Cable & Wireless (f/k/a Digital Island) was entered by the trial court (and partially upheld by the appellate court), the Company does not believe that the trial court made a damages determination against Cable & Wireless. Instead, as discussed in the Company’s response to the Staff’s prior Comment 3,

Securities and Exchange Commission
May 31, 2007

Cable & Wireless sought protection under the bankruptcy laws in 2003 for a variety of business reasons before a final determination on the issue of damages in the Akamai litigation could be made by the court. It appears that Akamai then submitted a proof of claim for $30 million in connection with Cable & Wireless’s bankruptcy proceeding and that Cable & Wireless disputed the amount of the claim. Subsequently, Akamai and Cable & Wireless apparently reached a settlement in the amount of approximately $4.5 million, which the parties agreed would be treated as a general, unsecured obligation of Cable & Wireless in its bankruptcy proceedings. The patent case was dismissed in 2004. It is not clear from the public record what amount, if any, Cable & Wireless actually paid Akamai.
Financing Activities, page 57
COMMENT 2: Please disclose why the escrow reserve was reduced. For instance, please disclose if the escrow reserve was reduced to reflect your belief that the full reserve was not necessary to cover future expenses.
     RESPONSE: In response to the Staff’s comment, we have revised the disclosure on pages 35, 57 and 97 to 98 of Amendment No. 3 to provide the requested information. We supplementally advise the Staff that the parties to the original escrow agreement agreed to clarify certain terms of the escrow in order to address what, if any, portion of the escrow not then subject to specific claims would be released to the tendering stockholders at the time of the Company’s initial public offering and what, if any, portion of the escrow would remain available for litigation-related claims made by the Company following such offering. The terms of the escrow described in Amendment No. 3 represent the parties’ intentions with respect to these matters, as clarified by the May 2007 agreement. We also note that this May 2007 Escrow Agreement Clarification agreement was filed as Exhibit 10.14 with Amendment No. 2 on May 21, 2007.
Principal and Selling Stockholders, page 100
COMMENT 3: Please disclose the natural person that controls voting and dispositive powers with respect to the shares held by Archimedes Capital LLC.
     RESPONSE: In response to the Staff’s comment, we have added a footnote on page 105 of Amendment No. 3 to provide the requested information.
* * *

Securities and Exchange Commission
May 31, 2007

     We trust that you will find the foregoing responsive to the comments of the Staff. Please direct any questions or comments regarding this filing to the undersigned or Mark L. Reinstra of this office at (650) 493-9300.

Very truly yours, WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/s/ Alexander D. Phillips
Alexander D. Phillips

cc:	Jeffrey W. Lunsford
Matthew Hale
Limelight Networks, Inc.

Scott Stanford
Goldman, Sachs & Co.

Sterling Wilson
Morgan Stanley & Co. Incorporated

Anna Brady
Jefferies & Company, Inc.

Richard Spencer
Piper Jaffray & Co.

Joe Statter
Friedman, Billings, Ramsey & Co., Inc.

Mark L. Reinstra, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.

Kevin P. Kennedy, Esq.
Simpson Thacher & Bartlett LLP

Kevin McHolland
Ernst & Young LLP